Exhibit 99.1

Lithium Americas Submits Draft Loan Application to the US Department of Energy; Exploring Possible Separation of its US Lithium Business

February 28, 2022 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company") is pleased to announce the Company has submitted a draft application to the US Department of Energy ("DOE”) for funding to be used at its 100%-owned Thacker Pass lithium project in Humboldt County, Nevada (“Thacker Pass”) through the Advanced Technologies Vehicle Manufacturing Loan Program (the “Loan Program”). The Loan Program is designed to provide funding to US companies engaged in the manufacturing of advanced technology vehicles and components used in those vehicles.

"Thacker Pass is a unique, large-scale and advanced-stage lithium project representing one of the most significant opportunities to create a truly domestic lithium supply chain to support the production of electric vehicles in the US,” said Jonathan Evans, President and CEO. “We are pleased to submit our draft application and look forward to engaging with the DOE to accelerate the growth of the domestic lithium industry in response to increased demand and interest from US-based consumers.”

Exploring Creation of Separate US Lithium Business

Lithium Americas continues to make meaningful progress at its projects in both the United States and Argentina:

  United States: In addition to the draft application with the DOE, the Company received all final key state permits for Thacker Pass on February 25, 2022. Funding discussions with a variety of strategic partners are ongoing along with the completion of the feasibility study incorporating increased scale, additional processing and related infrastructure changes and the results of engineering and testing. Capital and operating cost estimates are being updated to reflect these changes, as well as to account for external factors such as inflationary pressures and supply chain considerations.

  Argentina: The Company’s Caucharí-Olaroz lithium brine project (“Caucharí-Olaroz”) is set to complete construction this year as the largest new battery-quality lithium carbonate brine operation to come online in over 20 years. The Caucharí-Olaroz expansion and the recently acquired Pastos Grandes lithium brine project (“Pastos Grandes”) provide further growth potential to support a regional lithium operation in northern Argentina.

As Lithium Americas continues to advance its projects in both regions towards production, the Company has started the process of exploring a separation of its US and Argentina operations, through the creation of a standalone public company focused on the development of Thacker Pass. The Company is assessing available alternatives and structures to effect such separation.

“We have world-class assets in both regions with tremendous potential,” said Mr. Evans. “While no final decision has been made, we believe a separation could enable each of our businesses to maximize and accelerate their strategic objectives, with dedicated focus and increased financial flexibility.”

Mr. Evans added, “Thacker Pass is one of the largest-scale and most advanced development-stage lithium projects in the US and received a Record of Decision (“ROD”) in January 2021. The project is aligned with the national agenda to enhance domestic supply of critical minerals and has the potential to be a leading near-term source of lithium for the US battery supply chain.”

No final decision has been made with respect to any potential separation transaction. No assurance can be given as to whether a separation transaction will take place, the form of any such transaction or the timing of any transaction.

ABOUT LITHIUM AMERICAS

Lithium Americas is focused on advancing lithium projects in Argentina and the United States to production. In Argentina, Caucharí-Olaroz is advancing towards first production and Pastos Grandes represents regional growth. In the United States, Thacker Pass has received its ROD and is advancing towards construction. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Investor Relations
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain statements in this release constitute “forward-looking statements” within the meaning of applicable United States securities legislation and “forward-looking information” under applicable Canadian securities legislation (collectively, “forward-looking statements”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, financial or operating performance and results, and speak only as of the date of this release. Such statements include without limitation, expectations regarding the status of development of the Company’s projects, expected production and product quality, the outcome of the Company’s loan application filed with the DOE, expected potential benefits of the Thacker Pass project for creation of a battery supply chain in the United States in the near-term, the completion of a feasibility study for the Thacker Pass project and expected production capacity and parameters of the study, plans for regional operations in Argentina and timing for completion of construction of the Caucharí-Olaroz project, and plans regarding strategic alternatives to finance the Thacker Pass project including a potential separation or other form of restructuring transaction involving any of the Company’s projects and the expected benefits of any such transaction.

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to, risks associated with mining project development, achieving anticipated milestones and budgets as planned, and meeting expected timelines; results of the Company’s engineering, design and permitting program at the Thacker Pass project, including the Company meeting deadlines and receiving and maintaining permits as anticipated; timing, results and completion of a feasibility study and to make a construction decision for the Thacker Pass project including capital and operating cost estimation; successful development of the Company’s projects and ability to produce battery-grade lithium; changes to availability of loan funding, assessment criteria or government policies concerning the DOE loan application; risks associated with the novel nature of the deposit at Thacker Pass; ability to integrate the operations of Millennial Lithium into the business of the Company and advance the development-stage Pastos Grandes project to production; availability of strategic alternatives to the Company and on satisfactory terms, including market conditions being favourable for a potential separation of any of the Company’s projects; ability to meet stock exchange listing requirements for the Company after any separation, and obtain any new listing for any entity resulting from a separation; risks inherent in litigation that could result in additional unanticipated delays or rulings that are adverse for the Company or its projects; maintaining local community support in the regions where the Company’s projects are located; changing social perceptions and their impact on project development and litigation; ongoing global supply chain disruptions and their impact on developing the Company’s projects; availability of personnel, supplies and equipment; the impact of inflation on the Company, its projects and their economic feasibility; expectations and anticipated impact of COVID-19 on the Company and its mineral properties; unanticipated changes in market price for the Company’s shares; changes to Lithium Americas’ current and future business plans and the strategic alternatives available to Lithium Americas; changes in government policies and priorities; stock market conditions generally; demand, supply and pricing for lithium; and general economic and political conditions in Canada, the United States, Argentina and other jurisdictions where Lithium Americas conducts business. Additional information about these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent annual information form and most recent management’s discussion and analysis for the Company’s most recently completed financial year and interim financial period, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Although the forward-looking statements contained in this release are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this release and are expressly qualified in their entirety by this cautionary statement. Subject to applicable securities laws, the Company does not assume any obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this release.